July 26, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re: TGPX Holdings I LLC Registration Statement on Form S-1, as amended (File No. 333-257714)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley & Co. LLC, as representative of the several underwriters, hereby join in the request of TGPX Holdings I LLC that the effective date of the Registration Statement on Form S-1, as amended (File No. 333-257714) (the “Registration Statement”) be accelerated so that the same will become effective as of 4:00 p.m., Eastern Time, on July 28, 2021, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.	Date of preliminary prospectus: July 21, 2021, as amended through the date hereof

ii.	Dates of distribution: July 21, 2021 through the date hereof

iii.	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 44

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director